BRT Apartments Corp.
60 Cutter Mill Road, Suite 303
Great Neck, New York 11021

Via Edgar

November 25, 2019
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: BRT Apartments Corp. (the “Company”)
Registration Statement on Form S-3
Filed August 30, 2019
File No. 333-233555

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement under said Act, so that the same will be declared effective on November 26, 2019 at 9:00 a.m., Washington, D.C. time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact Asher Gaffney, Esq., Secretary of the Company at (516) 773-2754 or Jeffrey Baumel of SNR Denton US LLP at (973) 912-7189.

Very truly yours,
BRT Apartments Corp.

By: /s/ S. Asher Gaffney
S. Asher Gaffney
Secretary